Issuer: Insurance Products with Registration Numbers:
Sun Life Assurance Company of Canada
        (U.S.)

Sun Life Financial Masters Extra
     (N-4  333-83362)   (S-3  333-156308)
Sun Life Financial Masters Access
     (N-4  333-83364)   (S-3  333-156308)
Sun Life Financial Masters Flex
     (N-4  333-74844)   (S-3  333-156308)
Sun Life Financial Masters Choice
     (N-4  333-83516)   (S-3  333-156308)

Sun Life Insurance and Annuity Company
       of New York

Sun Life Financial Masters Extra NY
     (N-4 333-99907)   (S-3 None)
Sun Life Financial Masters Access NY
     (N-4 333-100745)   ( S-3 None)
Sun Life Financial Masters Flex  NY
     (N-4  333-100474)  (S-3 None)
Sun Life Financial Masters Choice NY
     (N-4 333-107983)   (S-3 None)

Closing all MVA guarantee periods to new investments from Purchase Payments, transfers, renewals, or any automatic investment programs, effective May 4, 2009.  All guarantee period renewals will be invested in the money market sub-account available under the product

	X	No MVA options were ever registered in these NY products
Close Retirement Asset Protector (RAP) living benefit to Contracts opened on or after June 1, 2009	X	X
Close 5 optional death benefits to Contracts opened on or after June 1, 2009:

- 5% Premium Roll-Up
- Earnings Enhancement Benefit Premier
- Earnings Enhancement Benefit Premier Plus
- Earnings Enhancement Benefit Premier with 5% Roll-Up
- Earnings Enhancement Benefit Premier with MAV

	X	The five indicated optional death benefits were never available in these NY products